UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

70336F203

(CUSIP Number)

KENNETH SCHLESINGER, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F203

1	NAME OF REPORTING PERSON

AFP Forty Six Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		342,172
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

342,172
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

342,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 70336F203

1	NAME OF REPORTING PERSON

Michael Weinbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		17,858 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		342,172
PERSON WITH	9	SOLE DISPOSITIVE POWER

17,858 (1)
	10	SHARED DISPOSITIVE POWER

342,172
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,030 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.1%
14	TYPE OF REPORTING PERSON

IN

(1) Includes shares of common stock, $0.01 par value of the Issuer held by AFP Forty Six Corp. Mr. Weinbaum is the President of AFP Forty Six Corp. and in such capacity, Mr. Weinbaum has voting and dispositive control over the shares held by AFP Forty Six Corp.

3

CUSIP No. 70336F203

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein and is being filed to reflect that Mr. Michael Weinbaum now has voting and dispositive control over the Common Stock, $.01 par value (the “Shares”), of Patriot National Bancorp., a Connecticut corporation (the “Issuer”) held by AFP Forty Six Corp. (“AFP”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of AFP. To the best of the AFP’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 3,965,186 Shares outstanding, which is the total number of Shares outstanding as of August 10, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2023.

1.	AFP
(a)	As of the close of business on October 6, 2023, AFP directly beneficially owned 342,172 Shares.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 342,172
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 342,172
4. Shared power to dispose or direct the disposition: 0
(c)	AFP has not entered into any transactions in the Shares during the past sixty days.
2.	Weinbaum
(a)	As of the close of business on October 6, 2023, Mr. Weinbaum beneficially owned 360,030 Shares, inclusive of the 342,172 Shares owed by AFP, constituting a percentage ownership in the Issuer of 9.1%.
(b)	1. Sole power to vote or direct vote: 17,858
2. Shared power to vote or direct vote: 342,172
3. Sole power to dispose or direct the disposition: 17,858
4. Shared power to dispose or direct the disposition: 342,172
(c)	Mr. Weinbaum has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

4

CUSIP No. 70336F203

(d)	No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.

5

CUSIP No. 70336F203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2023

AFP Forty Six Corp.

By:	/s/ Michael Weinbaum
	Name:	Michael Weinbaum
	Title:	President

/s/ Michael J. Weinbaum
Michael J. Weinbaum

6

CUSIP No. 70336F203

SCHEDULE A

Directors and Officers of AFP Forty Six Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Michael J. Weinbaum President and Director	President of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA
Michael T. Lamoretti Vice President and Secretary	Vice President of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA
Ben Zimmerman Vice President	Chief Financial Officer of United Capital Corp.	c/o United Capital Corp. 9 Park Place Great Neck, New York 11021	USA